

MAIL STOP 7010

May 9, 2008

Leon D. Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

RE: **Apollo Global Management, LLC**
Registration Statement on Form S-1
Filed April 8, 2008
File Number 333-150141

Dear: Mr. Black:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Apollo Global Management, LLC
Form S-1

General

1. Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. We may have comments.

2. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

3. Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

4. Page 55 of the S-1 briefly describes why you do not believe that Apollo Global Management, L.P. is an investment company for purposes of section 3(a)(1)(C) of the Investment Company Act of 1940 ("Company Act"). Please provide further information needed to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company Act for Apollo Global Management, L.P., as well as APO Asset Co., LLC, APO Corp., Apollo Principal Holdings I, L.P., Apollo Principal Holdings II, L.P., Apollo Principal Holdings III, L.P., Apollo Principal Holdings IV, L.P. and Apollo Management Holdings, L.P. (the "Apollo Operating Group"), prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each. In addition:

    •   Please identify and explain any interests in the Apollo funds held by or through the Apollo Operating Group. For instance, please explain if interests in the Apollo funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the Apollo Operating group entities make contributions to the capital of the Apollo funds in connection with or apart from the general partner interests? What are the values with regard to each Apollo fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

    •   Please explain why an investment in Apollo Global Management, L.P. is not equivalent to an investment in a fund of funds.

5. On page 55 of the S-1, you state that you are relying on section 3(b)(1). Please explain this reliance in light of certain prior Commission statements (*see*, *e.g.*, Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

6. Please explain whether the offering by Apollo Global Management, L.P. should be considered an indirect offering of the Apollo funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

Cover Page of Prospectus

7. We note that the selling shareholders will sell at market prices or negotiated prices, rather than at a fixed a price or within a price range. Because there is currently no public market for your shares, we believe that you should state that the selling shareholders will sell at a stated fixed price or range until the shares are listed on NYSE and thereafter at market or negotiated prices. Alternatively, please tell us why you believe the price for the shares in Goldman's private GSTruE market represents a bona fide trading price for the Class A shares in a public market. Note that we may have additional comments upon review of your response.

8. The cover page should include risk factors that should concisely highlight the most significant adverse effects related to the offering and should be quantified to the extent possible. For guidance refer to Section II.A.3.a. of Securities Act Release 33-6900. Considering including risks to indicate:
    *   investors' total reliance on the managing partners and their limited fiduciary duties;
    *   limited voting rights;
    *   that your investment policies and strategies may be changed without shareholder consent;
    *   that tax liabilities may be greater than cash distributions; and
    *   the potential for tax law changes that could result in a reduction in the value of your shares.

9. Please limit the information on the cover page to the basic terms of the offering and most significant risks. Some of the information you include here, particularly in the bullet points and in the fourth full paragraph is detailed and appears elsewhere in the prospectus.

Table of Contents

10. Please revise the table of contents to include all major headings and subheadings within the body of the revised prospectus. See SEC Release No. 33-6900. In particular, we note that you have not included the risk factor subheadings in your table of contents.

Prospectus Summary, page 1

11. The disclosure set forth in this section includes detailed descriptions of your business, competitive strengths and growth strategy that are substantially similar to disclosures included in your Business section. This detailed information is better suited for the body of your prospectus. Your summary section should provide a brief overview of the most important aspects of your business and this offering. If you want to highlight key aspects of your business strategy and competitive strengths, consider listing these in a bullet-point format, with a very brief summary per bullet point. Please refer to Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

12. We note that you discuss cash distributions to managing partners and to managing and contributing partners prior to the offering transactions ($986.6 million) and in relation to the reorganization (estimated at $387.0 million), respectively. Please confirm that these amounts, together with operating group units received in respect of the partners' contributions include all of the distributions, payments, compensation and other consideration that the partners have or will receive in connection with these transactions. If not, please provide more prominent disclosure regarding the total compensation or other remuneration that the managing partners and contributing partners will receive from:

- Cash distributions prior to and/or in connection with the offering and Offering Transactions;

- The contribution of the contributed interests;

- Any other payments in respect of fees, carried interest or other amounts in connection with the reorganization transactions;

Please also disclose how future distributions, including the $387.0 million, will be calculated and distributed to the managing partners and contributing partners, as well as whether there are any ceilings on fees or other remuneration paid to these partners, and the extent these payments will be the result of leverage in funds.

Our Business, page 3

13. Please elaborate on how you generate revenue from the sources indicated, and provide information to give investors a sense of the relative significance of each source. Explain, for instance, what carried interest is and how it is determined, as well as the nature of the investment income you receive from your general partner interests and other direct investments. We note the disclosure on pages 98 and F-4.

14. Throughout your summary and the body of your prospectus, you emphasize the investment performance of your funds. In discussing fund performance, please clarify, if true, that an investment in the Class A shares is not an investment in any of the funds, and that most of the funds will not be consolidated in your future financial statements as a result of the deconsolidation.

Private Equity, page 3; Capital Markets, page 5

15. Please clarify, if true, that the entities shown in the diagram on page 13 below the Operating Group level are the general partners of the funds you discuss in these sections so that investors may better understand the link between the funds and the entities at this level of your organization. Please specifically clarify here or on footnotes to the diagram which fund is served by which entity in your structure.

Structure and Formation of Company, page 12

16. Please disclose that you will be a "controlled company" under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees. We note your disclosure on page 171.

17. Please explain why you are engaging in the reorganization prior to taking your company public.

18. Please consider including references in the diagram on page 13 to the percentage and nature of ownership and voting interests of the various entities in one another. Much of this information appears in textual disclosure and in footnotes accompanying the table, but because of the complex structure of the company, we believe that investors may find it helpful see this information presented in the diagram itself. If the diagram becomes too complex with the addition of this information, consider ending this table at the Operating Group level and showing the Operating Group and the entities for which the Operating Group members serve as general partner in a separate diagram. This diagram should also depict the percentage and nature of each entity's interest in the others. In addition, by using a second table you could explain by footnote to that table which funds (that are discussed elsewhere in the summary and the body of the prospectus) relate to the general partners that are below the Operating Group members. In this regard, please see our comment above regarding the description of the private equity and capital markets funds.

19. In addition to the foregoing comment, please include a separate reference to the CS Investor and its ownership interest in the diagram. Currently, it appears that the CS Investors, which purchased shares in the Private Placement, would be included as "investors in the Offering Transactions" discussed in footnote (1), since you have defined Offering Transactions to

include both the Private Placement and the Rule 144A Offering. However, since only the Rule 144A Offering shares are being offered pursuant to this prospectus, and not the Private Placement shares, we think it would be more helpful to investors if you separate these references to show more clearly what economic and voting power the public shareholders will have.

20. Disclosure on page 12 and the diagram of your current organizational structure on page 13 indicate that Apollo Global Management LLC owns 28.9% of Apollo Operating Group Units. However, on page 91, your discussion indicates that 17.4% of Apollo Operating Group was purchased from your managing partners for $1,067.9 million and 2.6% from your contributing partners for $156.4 million. Please revise your discussion to describe how the additional 8.9% interest in Apollo Operating Group was obtained by Apollo Global Management LLC. Please also revise elsewhere in your filing where you discuss the purchase of your interest in Apollo Operating Group.

21. If AIC, AAA and AIE are part of your organization, please include them in this diagram. Otherwise, please clarify in an appropriate place in your textual disclosure and/or notes to the table, the nature of your relationship or affiliation with these companies.

22. Please revise the link in the diagram from Holdings directly to Apollo Principal Holdings IV, L.P. We believe you meant to link Holdings to the Apollo Operating Group as a whole.

Holding Company Structure, page 14

23. Please disclose the purpose of the two intermediate holding companies, APO Corp. and APO Asset Co., LLC and clearly explain for each level of the structure the reasons you have formed your company this way and the purpose each entity serves. In addition, where your overall structure is designed to help you satisfy the qualifying income exception and be treated as a partnership for tax purposes, please explain this here or in another appropriate context.

24. Please disclose that you have entered into a registration rights agreement with the purchasers in the "Rule 144A Offering" and that the shares offered by this prospectus are the shares sold in the 144A Offering.

25. Please disclose the aggregate amount of your first cash distribution discussed on page 22 and explain what Goodman Global is.

Our Assets, page 15 and 67

26. In this section, please clarify the assets that were and were not contributed to Apollo. For example, clarify whether any interest in the funds themselves, other than the general partner interests, were contributed. Identify and quantify the excluded assets and the impact on the financial statements. Further, please explain why the excluded assets were not contributed.

27. In the first sentence of the penultimate paragraph under this subheading, please explain more clearly how your active investment in funds and future funds is affected by allocating a portion of fees to professionals.

Deconsolidation of Apollo Funds, page 17

28. Please expand your disclosure herein and elsewhere throughout the document as appropriate to address the business purpose for your decision to amend the governing documents of certain of your funds to provide that a simple majority of the fund's unaffiliated investors have the right to liquidate that fund. Further clarify why you did not amend the governing documents for AAA.

Tax Considerations, page 18

29. Please briefly disclose the tax consequence to investors for being treated as a limited partnership.

Distribution to Our Managing Partners Prior to The Offering Transaction, page 18

30. Please disclose the reason for the $986.6 million distribution to your managing partners funded from the AMH credit facility. In this regard, we note your disclosure under "Distributions to our Managing Partners and Contributing Partners Related to the

Reorganization" on page 19 that you anticipate making additional distributions representing all undistributed earnings from businesses contributed to the Operating Group prior to July 13, 2007.

Managing Partners' and Contributing Partner's Exchange Rights, page 23

31. We note that you have reserved for issuance 240,000,000 Class A shares for issuance to affect an exchange of Apollo Operating Group units held by managers and contributing partners. Please disclose what affect this will have on the beneficial ownership of existing Class A shareholders.

32. You disclose that at any time, each managing partner and contributing partner has the right to cause Holdings to exchange Apollo Operating Group units for Class A shares to sell at the prevailing market price and to distribute the net proceeds to such managing partner or contributing partner. To effect an exchange, a managing partner or contributing partner must exchange one Apollo Operating Group unit for each Class A share received. Please disclose how you arrived at the exchange rate of one Apollo Operating Group partnership unit for one Class A share of Apollo Global Management, L.L.C. Please disclose what factors were considered in determining that this was an appropriate exchange rate, including whether a beneficial conversion feature might exist.

Summary Historical and Other Data, page 25

33. Please revise your disclosure herein and elsewhere in your filing to provide a more comprehensive explanation as to how you use economic net income to conduct and/or evaluate your business on a consolidated basis, including the economic substance behind management's decision to use this measure. As noted from Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance." Please also refer to SAB Topic 14:G for additional guidance.

Risk Factors, page 28

34. Please ensure that the risks that are likely to be the most material and immediate to investors are presented first. In this regard, we believe that the risks relating to the offering, taxation and your organization and structure should be placed ahead of business risks, many of which are somewhat generic and could apply to the operations of any company.

A decline in the pace of investment in our private equity funds would result in our receiving less revenue from transaction and advisory fees, page 29

35. Quantify, to the extent possible, the reduction of investment by your private equity funds resulting from credit market dislocations.

The investment management business is intensely competitive..., page 35

36. To help investors better understand this risk, briefly elaborate upon and if possible, provide quantitative information that demonstrates the extent to which you have been impacted by the increase in the size and number of private equity and capital markets funds.

Some of our funds invest in foreign countries and securities of issuers located outside of the United States, page 46

37. Please provide specific examples of the countries that give rise to this risk. We may have further comment.

Our ability to pay regular dividends may be limited by our holding company structure . . . , page 53

38. Here and elsewhere in the prospectus you state that the Apollo Operating Group intends to make periodic distributions to unitholders in amounts sufficient to cover hypothetical income tax obligations attributable to allocations of taxable income resulting from their ownership interest in the limited partnerships making up the Operating Group. In these instances, please clarify that although Apollo may receive these amounts indirectly through the intermediate holding companies, it is not obligated to distribute these amounts on to the public shareholders. Please also clarify, in your Cash Dividend Policy section on page 76, whether you have any dividend policy relating specifically to distributions to your class A shareholders in respect of hypothetical income tax obligations.

Cash Dividend Policy, page 76

39. Please discuss the material risks of your cash dividend policy, including:

- The fact that the distribution rate could be changed or eliminated at any time. We note that the declaration of a dividend is at your managers' sole discretion;

- Elaborate on the impact of debt covenants on proposed dividend policy;

- The impact on future debt repayment.

Unaudited Condensed Consolidated Pro Forma Financial Information, page 79

3(a) . Reorganization and Other Adjustments, page 83

40. You indicate that this pro forma adjustment includes the incremental amortization expense associated with the Apollo Operating Group units granted to contributing partners in July 2007 as if they were granted on January 1, 2007. Please tell us supplementally and expand your disclosure to clarify why this adjustment only relates to your contributing partners and not your managing partners. Please clarify whether there are any similar adjustments that related to your managing partners.

41. Further clarify how and when you determined to reclassify an employee as a partner.

3(f) . Reorganization and Other Adjustments, page 84

42. Expand your disclosure to more fully explain how you computed the $640,075 pro forma adjustment related to the Non-Controlling Interest – A.P. Professional Holdings.

Management's Discussion and Analysis of Financial Condition and Results Of Operations, page 90

43. On page 91, you disclose that as part of the reorganization you issued convertible notes with a beneficial conversion feature to each of your Strategic Investors. Please revise your disclosure herein and elsewhere in your document, including your discussion of total interest expense on page 100, to disclose the terms of these convertible notes, the conversion of these notes and the impact of the conversion on the financial statements. Your disclosure should provide enough detail to recalculate the beneficial conversion feature as this is significant to your statement of operations.

Results of Operations
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 98

44. As noted on page 27 of your filing there are significant changes in your statement of operations for 2007 compared to 2006 due to the reorganization, the deconsolidation of certain funds and the strategic investors' transactions. Expand your discussion of consolidated year over year results to more fully discuss and quantify the impact these items.

Assets Under Management, page 94

45. You indicate that the increase in private equity AUM from the year ended December 31, 2007 over the year ended December 31, 2006 was largely driven by investment appreciation and by the closings in Fund VII. Please revise your disclosure to quantify how much of the period-to-period increases in AUM is due to investment appreciation versus net inflows of funds to provide readers with more insight into the reasons for the significant increase in AUM. Please provide similar disclosure for all periods presented.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 98

46. Provide a more comprehensive analysis of the factors that impacted your advisory and transaction fees from affiliates, management fees from affiliates, carried interest income from affiliates, expenses and other income ensuring that you address specific underlying causes for the change in specific line items. If necessary, you may need to address the changes at the fund level or at least identify and quantify the impact on your results by material changes in funds. In addition, you should discuss any known or anticipated trends that have and/or may continue to impact your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In addressing this comment, specifically address the following:

- Provide a more comprehensive discussion of the net gains from investment activities.

- Discuss the extent to which material increases in revenues are attributable to increases in investment appreciation in existing funds, or new funds established. For example, you indicate that the increase in capital markets AUM was due to new funds established in 2007 as well as investment appreciation in your existing funds. Please expand your explanation of this increase to address whether this may continue in the future, the impact on future revenues and the reasons for the increase in investment appreciation or plans to increase new funds.

- Quantify the amount of management fee rebates that are net against transaction and advisory fees.

- Discuss to the extent material, the reasons for changes in other income. In particular, you indicate that dividend income increased as a result of dividend income from Fund V, dividend income from the initiation of Fund VI, offset by a decrease in Fund IV dividend income. However, you do not discuss the reason for the significant decrease in dividend income related to Fund IV. Please provide more insight into the increases and decreases of dividend income from the respective funds.

- Quantify each factor you cite as impacting your operations. For example, you disclose that the increase in carried interest income is primarily attributable to carried interest income generated by newly established Fund VI and AAA, as well as returns generated by your existing private equity and capital market funds in 2007. However you do not quantify the impact attributed to each component.

- Clarify the reasons underlying performance changes. For example, you indicate that carried interest recognized in your capital markets funds were partially offset by a decrease in carried interest income from VIF and SVF but you do not indicate why this decrease occurred.

- Expand your discussion to quantify the amount of partnership distributions made in lieu of recognizing compensation expense in each period presented to provide a more comparative discussion of compensation and benefits recognized for the year ended December 31, 2007 versus 2006.

- Provide a comprehensive discussion of the nature of the non-controlling interest for each period presented as well as how such amounts are determined. In this regard, specifically address why the non-controlling interest for 2007 is in excess of income before non-controlling interest.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. Improvements should be made at both the consolidated and segment level to provide quantification of amounts and further clarification throughout your discussion for a reader's full understanding of your results of operations. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 112

47. As indicated on page 190 and elsewhere throughout the filing we note that APO Corp. has entered into a tax receivable agreement with your managing partners and contributing partners that provides for the payment by APO Corp of 85% of the amount of actual cash savings that APO Corp realizes as a result of increases in tax deductions and tax basis related to entering into the tax receivable agreement. We also note that you have recorded a $520.3 million liability related to this agreement. Please revise your disclosure to state how you intend to fund these payments and any impact this may have on your ability to make distributions to investors. In this regard, it is unclear to us whether the cash savings you will realize equates to a liquid source of funds. Please also address the need to discuss this obligation within Capital Obligations disclosures on page 128.

Application of Critical Accounting Policies, page 118

Assets Under Management

48. We note certain of your material revenue streams are based on the value of Assets Under Management (AUM). We further note that (AUM) is based largely on the estimated fair value of your private equity investments, the net asset value of your capital markets funds and the fair values of any other assets you manage. Given the apparent significant judgment involved in the calculation of AUM and the direct impact of such calculation on your revenue recognition, please address the need to identify AUM as a critical accounting policy. We believe the following disclosures would be useful to investors:
- Explanation of each of the models/techniques used to estimate fair value of the underlying assets under management;
- Detailed discussion of the material estimates and assumptions used in each of the models; and
- Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the assets under management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Consolidation, page 118

49. You indicate that the determination of whether you should consolidate VIEs requires management judgment. Please expand your critical accounting policies to disclose these management judgments and the impact that these management judgments have on your critical accounting policy for consolidation.

Valuation of Investments, page 119

50. Revise your disclosures to clarify how this critical accounting policy impacts your financial statements both before and after the deconsolidation of certain of your funds.

51. You state that, "Significant judgment and estimation that goes into the assumptions which drive these models and the actual values realized with respect to investments could be materially different from values obtained based on the use of those estimates. Please expand your discussion to provide a:
- explanation of each of the models/techniques used to estimate fair value of the investments. Consider describing any material changes you made during the reporting period to those models/techniques, why you made them, and, to the extent possible, the quantitative effect of those changes;
- detailed discussion of how you validate those models/techniques. For example, you may wish to discuss whether and how often you calibrate the technique or models to market, back-test, or otherwise validate it;
- detailed discussion of the material estimates and assumptions used in each of the models;
- Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments. Please provide a detailed discussion of how sensitive the fair value estimates for your investments are to the significant inputs the technique or model uses. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discussing how you developed the inputs you used in determining the range; and
- discussion of how increases and decreases in the aggregate fair value of your investments may affect your liquidity and capital resources, if material.

  Please refer to Section 501.14 of the Financial Reporting Codification and Section V of FR-72 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" on Critical Accounting Estimates for guidance. Please also expand your disclosure regarding your determination of the fair value of these investments in the notes to the financial statements.

52. With regards to all of your Level 3 investments, please provide the following information, to the extent material, in MD&A:
- detailed discussion of how realized gains (losses) affected your results of operations, liquidity or capital resources during the period presented, if applicable. Specifically address how realized and unrealized gains impacted carried interest income and other revenue line items. Please also disclose how much of your carried interest income was generated from realized versus unrealized gains;

- explanation for any material decline or increase in fair values and whether the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If fair values diverge from expectations, please disclose why and provide the basis for your views.

Compensation and Benefits, page 120

53. Expand your disclosures to provide a sensitivity analysis of the material underlying management assumptions embodied in the determination of compensation expense.

54. As indicated in Note 11. Equity-Based Compensation, we note that the fair value of the unvested AOG units was calculated, in part, using a 29% discount to reflect the transfer restrictions for the Contributing Partners and using a 15% discount for the Managing Partners. Given the significance of the resulting compensation expense to be recognized, please provide expand your critical accounting policy to fully discuss the specific transfer restrictions and how you determined the appropriate amount of discount to apply.

Contractual Obligations, page 128

55. Please include either in your table or as a footnote the $1.7 billion of carried interest you have received that is subject to clawback provisions.

Business, page 135

56. Please explain your statement that you are frequently "contrarian" in your investment approach. For instance, are you comparing yourself to other private equity and hedge fund managers, etc.?

57. Please describe any key person provisions in your various funds. Describe in detail and quantify the impact on you and any potential redemption and debt acceleration provisions relating to these provisions. We note your disclosure on pages 30, 46, and 162. We also note that you do not carry key man insurance.

58. Please explain what you mean by your statement that two of your more recent funds, Fund V and Fund VI, have proven "successful" to date.

59. Please explain how you structure each of your funds and how the initial capital commitments are determined and funded. Do the principals or their affiliates directly invest in each fund or do they use carried interest? If they use direct investments, how are they funded?

60. Please describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, principals or their affiliates to recover losses related to

misrepresentation, fraud or poor investments. We note the risk factor and conflicts of interest section disclosure regarding the remedies available for violation of the operating agreement.

61. Please disclose the reason for selecting the companies presented in the table on page 147.

Growth Strategy, page 149

62. Please explain how being a public company reduces your "key man" risks.

Historical Investment Performance of Our Funds, page 154

63. Please consider providing a table showing the historical performance of each of your private equity and hedge funds and include as applicable:

- The IRR, or if not a fund, a comparable performance measure;

- Whether the fund is registered or unregistered;

- The general manager or investment advisor of each fund;

- Information regarding fees (management, incentive, monitoring, transaction) and carried interest received;

- Date of inception;

- Net asset value or assets under management;

- Stage and method of fundraising;

- Capital invested by managing partners.

Although it appears that much of this information is in your prospectus, we believe it would assist investors' understanding of this information to present it in a table or other comprehensive manner.

Fee, Carried Interest, Redemption and Termination, page 157

64. You state that "Our revenues from the management of our funds consist primarily of our pro rata share, based on our equity interest in the Apollo Operating Group." Given that you consolidate the Apollo Operating Group, please address the accuracy of this statement. Please clarify or revise your disclosure accordingly.

Overview of Fund Operations, page 159

65. We note that the definitions of several of your capital markets funds (AAOF, EPF and VIF) refer to master funds and feeder funds. Please briefly explain, either in this section or elsewhere in the prospectus where the context is appropriate, your concept of master funds and feeder funds.

Regulatory and Compliance Matters, page 164

66. Please disclose the costs of compliance with regulatory requirements and discuss how and if those may change upon becoming a public company.

Competition, page 165

67. We note your disclosure that several of your competitors for acquisitions have recently raised or are expected to raise significant amounts of capital and may have similar investment objectives to yours. If you believe that a small number of competitors for acquisitions is dominant, please identify them.

Management, page 168

68. We note that upon listing your Class A shares on the NYSE, you will appoint at least two additional directors who are independent. Please confirm if you identify the persons who will be appointed as directors prior to effectiveness, you will include the information for

them that is responsive to Item 401 of Regulation S-K and the consent required by Rule 438 of Regulation C.

Executive Compensation, page 172

69. Please disclose all of the information required by Item 402 of Regulation S-K as soon as possible so that we will have to time to review this information.

70. Please include disclosure of the amount of distributions each of the named executive officers received in 2007.

71. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1. of Commission Release No. 33-8732A. We note that you do not utilize quantitative performance targets in determining compensation for your named executive officers. However, to the extent your incentive programs and base salaries are correlated with the achievement of certain annual qualitative individual objectives and performance factors, please discuss the specific items of individual performance used to determine incentive payments and salaries, how your incentive bonuses are specifically structured around such individual objectives and milestones, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please further discuss the level of difficulty in achieving such individual objectives. In this regard, we note that prior-year's compensation is considered in determining compensation.

72. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information required by that Item. For example, it is not entirely clear (i) how you determine the amount (and, where applicable, the formula) for each element of executive compensation or (ii) how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. In addition, Item 402(b)(2) sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis but it is unclear from your disclosure what consideration you have given to the pertinent illustrative examples contained in this disclosure guideline.

73. You state under *Distribution of Apollo Operating Group units* on page 173 that none of your managing partners receives a cash bonus but under *Annual Bonus* you refer to a cash bonus. Please clarify whether you mean that only the three non-managing partner named executive officers receive a cash bonus.

Potential Payments upon Termination or Change of Control, page 180

74. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

75. For each named executive officer, please aggregate in the table the amount of compensation payable in each circumstance that would generate a payout.

Clawback Guarantee Indemnity, page 188

76. We note that the managing and contributing partners have guaranteed the clawback obligations, subject to certain limitations. Please disclose these limitations.

Selling Shareholders, page 197

77. Please clarify that the selling shareholders are those who purchased their shares in the "Rule 144A Offering."

78. For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

Description of Shares, page 208

79. Please attach the operating agreement as Annex A to the prospectus, as contemplated by the opening paragraph of this section.

Registration Rights, page 220

80. Please ensure that you describe the material terms of the agreement. Note that you may not qualify this discussion by reference to the agreement under Rule 411(a). Therefore, please revise the last sentence of this section accordingly.

Plan of Distribution, page 261

81. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Legal Matters, page 263

82. Please disclose that O'Melveny & Myers has provided a tax opinion.

Financial Statements

Predecessor and Successor Financial Information

83. In order to provide more transparency and clarity to your other financial statements, please consider providing separate Predecessor and Successor financial information for fiscal year 2007.

Consolidated and Combined Statements of Operations, page F-4

84. Please tell us what consideration you gave to including earnings per unit for the periods prior to the reorganization on July 13, 2007.

Consolidated and Combined Statements of Changes in Shareholders'' Equity and Partners' Capital, page F-5

85. Please reconcile the 2007 $679,954 capital increase related to equity-based compensation to the $989,849 equity based compensation as reflected in your 2007 consolidated cash flows. We believe this reconciling information may be best presented in Note 11. Equity Based Compensation.

Consolidated and Combined Statements of Cash Flows, page F-7

86. Provide footnote disclosures and/or expanded disclosures within your Financing Activities section of Management's Discussion and Analysis on page 115 to fully discuss the nature of the contributions from and distributions to Non-Controlling Interest Holders as they relate to both pre-reorganization and post reorganization.

Note 1. Organization and Basis of Presentation, page F-9

87. We note that prior to the reorganization on July 13, 2007, the combined financial statements include the entities and related funds under the common ownership of Leon Black, Joshua Harris and Marc Rowan (the "Managing Partners" or "Control Group"). Please provide a comprehensive explanation as to how you determined which entities should be included in your combined financial statements. Your explanation should address the following:

- The specific individuals in your control group and why they should be included in the control group. You should address the factors included in paragraph 3 of EITF 02-5 in your explanation of each member of the control group. For any agreements entered to vote in concert, please state when you entered into each agreement and its duration; and

- For each of the entities included in your historical combined financial statements prior to the reorganization, please address:

  - The percentage owned of this individual entity by each member of the control group as well as the percentage owned by the aggregate control group;

  - How you determined each of these members should be included in the control group of this individual entity and why. You should address the factors included in paragraph 3 of EITF 02-5 in your explanation. For any agreements entered to vote in concert, please state when you entered into each agreement and its duration.

88. We note that the managing partners received Holdings partnership units in the reorganization in exchange for the contribution of their equity interests to the five newly-formed holding partnerships that comprise the Apollo Operating Group. Please provide us with additional information regarding the terms of the reorganization by addressing the following:

   - Please clearly identify each entity that is part of the reorganization, including the entities that existed prior to the reorganization and the entities that will exist after the reorganization;

   - For owners in each entity that existed prior to the reorganization, please help us understand how you determined how many units would be given to them of the newly created entities and of which entities they would be given units. Please clarify the exchange ratio used to determine the appropriate number of units to be given to the existing owners of each entity. Please clarify if the same exchange ratio was used for all of the existing owners of each entity. If not, please disclose your accounting for any preferential rights given.

89. You disclose that prior to the Offering Transactions your contributing partners contributed to the Apollo Operating Group a portion of their rights to receive a portion of the management fees and incentive income that are earned from management of your funds, or points. Please expand your disclosure to address how you arrived at the exchange rate for the contribution of these points. Please disclose what factors were considered in determining that this was an appropriate exchange rate for the consideration that was given by the contributing partners.

90. Identify the entities included in Apollo Global Management, LLC and indicate the accounting basis for including those entities (e.g. voting control, EITF 04-5, FIN46R).

91. Identify the entities included in the Predecessor and indicate the accounting basis for including those entities (e.g. common ownership, EITF 04-5).

2. Summary of Significant Accounting Policies, page F-12

Non-Controlling Interest, page F-12

92. Expand your disclosure to identify the non-controlling interests related to Apollo Global Management, LLC versus the non-controlling interests related to the Predecessor and to further clarify how such amounts are calculated.

Advisory and Transaction Fees from Affiliations, page F-12

93. You indicate that the Company incurs certain costs related to private equity fund transactions that are not consummated ("broken deal costs"). Please further elaborate how you account for these costs as well as how and when you account for any reimbursement of these costs.

Management Fee Waiver and Notional Investment Program, page F-13

94. We note that under the terms of certain investment fund partnership agreements, the
Company may from time to tome elect to forgo a portion of the management fee revenue due
from the Funds and instead be granted a right to receive a proportionate interest in future
distribution of profits of those Funds. You indicate that you recognize revenue and a
corresponding asset in the period earned. Please tell us supplementally and revise your
disclosures to clarify the following:
   - Clarify what you mean by "you recognize revenue and a corresponding asset in the
     period earned". What is the corresponding asset?
   - Clarify how the proportionate interest is determined and valued.
   - Quantify the amounts recognized under this program for each period presented.

95. You disclose that this program allows certain Non-Controlling Interest holders and
employees of the Company to waive a portion of their respective share of future income from
the Company and receive, in lieu of a cash distribution, title and ownership of the profits
interests in the respective fund. You indicate that waived fees recognized during the period
are included in Management Fees from Affiliates. Please tell us supplementally and revise
your disclosures to clarify the following:
   - Clarify the nature of the waived fees and why they represent revenue for you.
   - Clarify how you determine the amount of ownership of the profits interests in the
     respective fund. How do you value the assignment of these profits interests?
   - How are future payouts under the title and ownership of the profit interests accounted
     for?
   - Quantify the amounts recognized under this program for each period presented.

Deferred Revenue, page F-13

96. You indicate that when cash received is in excess of management fees and advisory and
transaction fees earned, it is deferred and recorded as a liability within deferred revenue.
Please expand your disclosures to identify the facts and circumstances that would result in
your receiving cash in excess of management and advisory and transaction fees earned.

97. Clarify your reference to placement agents. Clarify when you earn the related revenues that
you have deferred.

Compensation and Benefits, page F-16

98. We note that compensation and benefits expense excludes payments made to your Managing
Partners' prior to the Reorganization. Expand your disclosure to quantify the amount of
payments that are recorded as distributions from partners' capital for each period prior to the
reorganization and disclose your basis for not recording these payments as compensation.

Note 3. Acquisition of Non-Controlling Interests, page F-19

99. Quantify the cash paid in excess of the cost basis of the interest acquired from members of the Control Group.

Note 4. Investments, page 21

Investments at Fair Value, page F-21

100.   We note that as of December 31, 2006 $310,971 of the total amount of investments at fair value represented assets excluded from Apollo Global Management LLC. Please expand your disclosure herein as well as in Management's Discussion and Analysis to disclose the amount of revenues and expenses recognized in periods prior to the reorganization that related to these excluded assets.

Net Gains from Investment Activities, page F-26

101. Please revise your disclosure to break out the net change in Unrealized Gains between the amount that relates to changes in fair value and the amount that is being reversed as the investment has been sold and the gain/(loss) is being realized.

Carried Interest Receivable, page F-27

102.   Please separately present carried interest receivables from private equity and capital markets funds from your Investments.   In this regard, it is unclear to us why your presentation indicates that you have recorded this receivable at fair value under Level III fair value hierarchy.   We do note however that the amount of carried interest income you recognize is based on the performance of your private equity and capital markets funds.

103.   Clarify when the carried interest receivable is due.

Fair Value Measurement, page F-28

104.   On page F-29, your table summarizes the Level III investments by valuation method as of December 31, 2007. Please revise your table to separate internally developed values based on market comparables from broker quotes, if possible.

11. Equity-Based Compensation, page F-37

Apollo Operating Group Units ("AOG Units"), page F-37

105.   You state that vesting commenced on January 1, 2007 for the Managing Partners. Please explain this statement in light of the fact that the reorganization occurred on July 13, 2007. In this regard, we note your disclosure on page 16 that although the Agreement Among

Managing Partners was entered into on July 13, 2007, for purposes of its vesting provisions, your Managing Partners are credited for their employment since January 1, 2007. If you have recognized compensation expense prior to July 13, 2007, provide support for this accounting. Please cite the accounting literature used to support your conclusion.

AAA Restricted Depository Units ("RDUs"), page F-39

106. Separately quantify the number of RDU's granted to your Managing Partners and Contributing Partners prior to the Reorganization and the related equity distributions recorded.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Green at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC:	Monica K. Thurmond, Esq.
	Fax (212) 326-2061